CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$68,674,000*	$33.41

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
*	$2,665.48 in registration fee was previously paid on May 23, 2008 for an aggregate issuance amount of $67,824,000. This filing increases the issuance amount of the Note (CUSIP 06738R K47 / ISIN US06738RK473) from $2,665.48 to $2,698.89 resulting in the applicable registration fee to be paid in an amount of $33.41 with respect to the additional issuance amount

Pricing Supplement dated May 29, 2008 (To the Prospectus dated August 31, 2007, Prospectus Supplement dated September 4, 2007 and Information Supplement dated December 12, 2007)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-145845

$68,674,000 Return Enhanced Notes due June 11, 2010 Linked to an Equally Weighted Basket of 11 Common Stocks Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek a return of three times the appreciation of an equally weighted basket of 11 common stocks (including American Depositary Shares, or ADSs) up to a maximum total return on the Notes of 33.15% at maturity. Investors should be willing to forgo interest and dividend payments and, if the basket declines, be willing to lose some or all of your principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing June 11, 2010†.

•	Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on May 23, 2008 and are expected to issue on or about May 29, 2008.

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	A basket (the “Basket”) consisting of 11 common stocks, including ADSs (each, a “Basket Stock” and collectively, the “Basket Stocks”). The Basket Stocks and the Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth under “The Basket” on page PS-2 of this pricing supplement.

Upside Leverage Factor:	3

Maximum Return:	33.15%

Payment at Maturity:

If the final basket level is greater than the initial basket level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the basket return multiplied by three, subject to a maximum return on the Notes of 33.15%. For example, if the basket return is 11.05% or more, you will receive the maximum return on the Note of 33.15%, which entitles you to the maximum payment of $1,331.50 for every $1,000 principal amount Note that you hold. Accordingly, if the basket return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Basket Return x 3)]

Your investment will be fully exposed to any decline in the basket. If the final basket level declines from the initial basket level, you will lose 1% of the principal amount of your Notes for every 1% that the basket declines beyond the initial basket level. Accordingly, if the basket return is negative, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x Basket Return)]

You will lose some or all of your investment at maturity if the final basket level declines from the initial basket level.

Basket Return:	The performance of the basket from the initial basket level to the final basket level, calculated as follows: Final Basket Level – Initial Basket Level Initial Basket Level

Initial Basket Level:	Set equal to 100 on the pricing date.

Final Basket Level:	The arithmetic average of the basket closing levels on each of the five averaging dates.

Basket Closing Level:	For each of the averaging dates, the basket closing level will be calculated as follows: 100 x [1 + the sum of the Stock Returns of each Basket Stock on the relevant averaging date x (1/11)]

Stock Return:	With respect to each Basket Stock, on each of the averaging dates: Final Share Price – Initial Share Price Initial Share Price

Initial Share Price:	With respect to each Basket Stock, the closing price of one share of such Basket Stock on the pricing date.

Final Share Price:	With respect to each Basket Stock, on each of the averaging dates, the closing price of one share of such Basket Stock on such averaging date.

Averaging Dates:	June 2, 2010†, June 3, 2010†, June 4 , 2010†, June 7, 2010† and June 8, 2010† (the “final averaging date”)

Maturity Date:	June 11, 2010†

CUSIP/ISIN:	06738R K47 and US06738RK473

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Notes with an Equity Security as the Reference Asset” and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Combination Thereof” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, the cover page of the information supplement and “ Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.5%	98.5%
Total	$68,674,000	$1,030,110	$67,643,890

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1.5%, is 98.5%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007, and the information supplement dated December 12, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the information supplement and in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Information Supplement dated December 12, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507263911/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The Basket

The Basket Stocks and the Bloomberg ticker symbol, the Stock Weighting and the Initial Share Price of each Basket Stock are set forth below:

Ticker Symbol	Basket Stock	Exchange	Stock Weighting	Initial Share Price
MMM	3M Company	NYSE	1/11	$75.81
AG	AGCO Corporation	NYSE	1/11	$57.85
CX	CEMEX, S.A.B. de C.V. (ADSs)	NYSE	1/11	$30.81
GLW	Corning Incorporated	NYSE	1/11	$27.05
DE	Deere & Company	NYSE	1/11	$80.42
DOV	Dover Corporation	NYSE	1/11	$52.21
ITW	Illinois Tool Works Inc.	NYSE	1/11	$52.46
SI	Siemens Aktiengesellschaft (ADSs)	NYSE	1/11	$113.42
TXT	Textron Inc.	NYSE	1/11	$60.52
TYC	Tyco International Ltd.	NYSE	1/11	$45.03
UTX	United Technologies Corporation	NYSE	1/11	$70.01

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Basket Level	Basket Return	Payment at Maturity	Total Return on the Notes
155.00	55.00%	$1,331.50	33.15%
145.00	45.00%	$1,331.50	33.15%
135.00	35.00%	$1,331.50	33.15%
125.00	25.00%	$1,331.50	33.15%
115.00	15.00%	$1,331.50	33.15%
112.50	12.50%	$1,331.50	33.15%
110.00	10.00%	$1,300.00	30.00%
107.50	7.50%	$1,225.00	22.50%
105.00	5.00%	$1,150.00	15.00%
102.50	2.50%	$1,075.00	7.50%

PS–2

Final Basket Level	Basket Return	Payment at Maturity	Total Return on the Notes
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$950.00	-5.00%
90.00	-10.00%	$900.00	-10.00%
80.00	-20.00%	$800.00	-20.00%
70.00	-30.00%	$700.00	-30.00%
60.00	-40.00%	$600.00	-40.00%
50.00	-50.00%	$500.00	-50.00%
40.00	-60.00%	$400.00	-60.00%
30.00	-70.00%	$300.00	-70.00%
20.00	-80.00%	$200.00	-80.00%
10.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The basket level increases from an initial basket level of 100 to a final basket level of 105. Because the final basket level of 105 is greater than the initial basket level of 100 and the basket return of 5.00% multiplied by 3 does not exceed the maximum return of 33.15%, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 3)] = $1,150.00

Example 2: The basket level decreases from an initial basket level of 100 to a final basket level of 90. Because the final basket level of 90 is less than the initial basket level of 100, the basket return is negative and the investor will receive a payment at maturity of $900 per $1,000 principal amount Note.

$1,000 + ($1,000 x -10%) = $900

Example 3: The basket level increases from an initial basket level of 100 to a final basket level of 112.50. Because the basket return of 12.50% multiplied by 3 exceeds the maximum return of 33.15%, the investor receives a payment at maturity of $1,331.50 per $1,000 principal amount Note, the maximum payment on the Notes.

Selected Purchase Considerations

•

Appreciation Potential—The Notes provide the opportunity to enhance equity returns by multiplying a positive basket return by three, up to the maximum return on the Notes of 33.15%, or $1,331.50 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Return Linked to an Equally Weighted Basket of 11 Basket Stocks—The return on the Notes is linked to the performance of an equally weighted basket of 11 common stocks (including American Depositary Shares, or ADSs). These Basket Stocks are the common stocks (including ADSs) of 3M Company, AGCO Corporation, CEMEX, S.A.B. de C.V. (ADSs), Corning Incorporated, Deere & Company, Dover Corporation, Illinois Tool Works Inc., Siemens Aktiengesellschaft (ADSs), Textron Inc., Tyco International Ltd. and United Technologies Corporation.

•

Certain U.S. Federal Income Tax Considerations—The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Basket. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying information supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes.

PS–3

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement and the discussion under the heading “United States Federal Tax Considerations” in the accompanying information supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Stocks. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the basket return is positive or negative. Your investment will be fully exposed to any decline in the final basket level as compared to the initial basket level.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final basket level is greater than the initial basket level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the basket, which may be significant. We refer to this percentage as the maximum return, which is 33.15%.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Stocks would have.

•

The Notes Are Subject to Currency Exchange Risk—Because the ADSs of CEMEX and Siemens are quoted and traded in U.S. dollars on the New York Stock Exchange, the CEMEX underlying shares are quoted and traded in Mexican pesos on the Mexican Stock Exchange and the Siemens underlying shares are quoted and traded in euros on the Frankfurt Stock Exchange, fluctuations in the exchange rates between the Mexican peso and the U.S. dollar (with respect to CEMEX) and between the euro and the U.S. dollar (with respect to Siemens) will likely affect the relative value of the ADSs of CEMEX and the CEMEX underlying shares and the relative value of the ADSs of Siemens and the Siemens underlying shares and, as a result, will likely affect the market price of the ADSs trading on the New York Stock Exchange. These trading differences and currency exchange rates may affect the market value of the Notes and whether the Final Share Price of the applicable ADSs will be greater than, equal to or less than its Initial Share Price. The Mexican peso and the euro have been subject to fluctuations against the U.S. dollar in the past, and may be subject to significant fluctuations in the future. Previous fluctuations or periods of relative stability in the exchange rate of the Mexican peso and the U.S. dollar and in the exchange rate of the euro and the U.S. dollar are not necessarily indicative of fluctuations or periods of relative stability in those rates that may occur over the term of the notes. The exchange rates between the Mexican peso and the U.S. dollar and between the euro and the U.S. dollar are the result of the supply of, and the demand for, those currencies. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Mexico, Germany and the United States, including economic and political developments in other countries. Of particular importance are rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Mexico, Germany and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Mexico, Germany, the United States and other jurisdictions important to international trade and finance.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

PS–4

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes— The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying information supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Stocks;

•	the time to maturity of the Notes;

•	the dividend rate on the Basket Stocks;

•	interest and yield rates in the market generally;

•	the exchange rates and volatility of the exchange rates between the U.S. dollar and the Mexican peso and between the U.S. dollar and the euro;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The Basket Stocks

We urge you to read “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” in the prospectus supplement. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by a company issuing a linked share can be located by reference to the relevant linked share SEC file number specified below.

The summary information below regarding the companies issuing the linked shares comes from the issuers’ respective SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuers of the linked shares with the SEC. You are urged to refer to the SEC filings made by the relevant issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

3M Company

According to publicly available information, 3M Company, formerly known as Minnesota Mining and Manufacturing Company, was incorporated in 1929 under the laws of the State of Delaware. 3M Company is a diversified technology company with a global presence in the following businesses: industrial and transportation; health care; display and graphics; consumer and office; safety, security and protection services; and electro and communications.

At December 31, 2007, 3M Company employed 76,239 people, with 34,138 employed in the United States and 42,101 employed internationally.

3M Company’s SEC file number is: 001-03285.

Historical Performance of the Common Stock of 3M Company

The following graph sets forth the historical performance of the common stock of 3M Company based on the daily closing price from January 3, 2003 through May 23, 2008. The closing price on May 23, 2008 was $75.81. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PS–5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

AGCO Corporation

According to publicly available information, AGCO Corporation was incorporated in Delaware in April 1991. AGCO Corporation sells a full range of agricultural equipment, including tractors, combines, self-propelled sprayers, hay tools, forage equipment and implements and a line of diesel engines. AGCO Corporation distributes most of its products through a combination of approximately 3,000 independent dealers and distributors in more than 140 countries. In addition, AGCO Corporation provides retail financing in the United States, Canada, Brazil, Germany, France, the United Kingdom, Australia, Ireland and Austria through its finance joint ventures with Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

AGCO Corporation’s SEC file number is: 001-12930.

Historical Performance of the Common Stock of AGCO Corporation

The following graph sets forth the historical performance of the common stock of AGCO Corporation based on the daily closing price from January 3, 2003 through May 23, 2008. The closing price on May 23, 2008 was $57.85. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PS–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

CEMEX, S.A.B. de C.V.

According to publicly available information, CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through its operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker. CEMEX, S.A.B. de C.V. is a cement manufacturer with operations in North America, Europe, South America, Central America, the Caribbean, Africa, the Middle East and Asia.

CEMEX, S.A.B. de C.V. is the largest ready-mix concrete company in the world with annual sales volumes of approximately 74 million cubic meters, and one of the largest aggregates company in the world with annual sales volumes of approximately 166 million tons, in each case based on its annual sales volumes in 2006.

CEMEX, S.A.B. de C.V.’s SEC file number is: 001-14946.

Historical Performance of the ADSs of CEMEX, S.A.B. de C.V.

The following graph sets forth the historical performance of the ADSs of CEMEX, S.A.B. de C.V. based on the daily closing price from January 3, 2003 through May 23, 2008. The closing price on May 23, 2008 was $30.81. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PS–7

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Corning Incorporated

According to publicly available information, Corning Incorporated is a global, technology-based corporation that operates in four reportable business segments: Display Technologies, Telecommunications, Environmental Technologies and Life Sciences. The Display Technologies segment manufactures glass substrates for active matrix liquid crystal displays (“LCDs”), that are used primarily in notebook computers, flat panel desktop monitors, and LCD televisions. The Telecommunications segment produces optical fiber and cable, and hardware and equipment products for the worldwide telecommunications industry. Corning Incorporated’s environmental products include ceramic technologies and solutions for emissions and pollution control in mobile and stationary applications around the world, including gasoline and diesel substrate and filter products. Life Sciences laboratory products include microplate products, coated slides, filter plates for genomics sample preparation, plastic cell culture dishes, flasks, cryogenic vials, roller bottles, mass cell culture products, liquid handling instruments, Pyrex® glass beakers, pipettors, serological pipettes, centrifuge tubes and laboratory filtration products.

Corning Incorporated’s SEC file number is 001-03247.

Historical Performance of the Common Stock of Corning Incorporated

The following graph sets forth the historical performance of the common stock of Corning Incorporated based on the daily closing price from January 3, 2003 through May 23, 2008. The closing price on May 23, 2008 was $27.05. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PS–8

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Deere & Company

According to publicly available information, Deere & Company has operations which are categorized into four major business segments. The agricultural equipment segment manufactures and distributes a full line of farm equipment and related service parts—including tractors; combine, cotton and sugarcane harvesters; tillage, seeding and soil preparation machinery; sprayers; hay and forage equipment; integrated agricultural management systems technology; and precision agricultural irrigation equipment. The commercial and consumer equipment segment manufactures and distributes equipment, products and service parts for commercial and residential uses—including tractors for lawn, garden, commercial and utility purposes; mowing equipment, including walk-behind mowers; golf course equipment; utility vehicles; landscape nursery products; irrigation equipment; and other outdoor power products. The construction and forestry segment manufactures, distributes to dealers and sells at retail a broad range of machines and service parts used in construction, earthmoving, material handling and timber harvesting—including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders; excavators; motor graders; articulated dump trucks; landscape loaders; skid-steer loaders; and log skidders, feller bunchers, log loaders, log forwarders, log harvesters and related attachments. The products and services produced by the segments above are marketed primarily through independent retail dealer networks and major retail outlets. The credit segment primarily finances sales and leases by John Deere dealers of new and used agricultural, commercial and consumer, and construction and forestry equipment. In addition, it provides wholesale financing to dealers of the foregoing equipment, provides operating loans, finances retail revolving charge accounts, offers certain crop risk mitigation products and invests in wind energy generation.

Deere & Company’s SEC file number is 001-01421.

Historical Performance of the Common Stock of Deere & Company

The following graph sets forth the historical performance of the common stock of Deere & Company based on the daily closing price from January 3, 2003 through May 23, 2008. The closing price on May 23, 2008 was $80.42. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PS–9

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Dover Corporation

According to publicly available information, Dover Corporation incorporated in 1947 in the State of Delaware, became a publicly traded company in 1955. Dover Corporation owns and operates a global portfolio of manufacturing companies providing innovative components and equipment, specialty systems and support services for a variety of applications in the industrial products, engineered systems, fluid management and electronic technologies markets.

Dover Corporation reports its results in four business segments — Industrial Products, Engineered Systems, Fluid Management and Electronic Technologies. The Industrial Products segment provides products and services that improve its customers’ productivity as well as products used in various mobile equipment applications primarily in the transportation equipment, vehicle service and solid waste management markets. The Engineered Systems segment provides products and services for the refrigeration, storage, packaging and preparation of food products, as well as industrial marking and coding systems for various markets and ATM machines used by retailers. The Fluid Management segment provides products and services for end-to-end stewardship of its customers’ critical fluids including liquids, gases, powders and other solutions that are hazardous, valuable or process-critical. The segment provides highly engineered, cost-saving technologies that help contain, control, move, measure and monitor these critical fluids. The Electronic Technologies segment designs and manufactures electronic test, material deposition and manual soldering equipment, advanced micro-acoustic components, and specialty electronic components.

Dover Corporation’s SEC file number is: 001-04018.

Historical Performance of the Common Stock of Dover Corporation

The following graph sets forth the historical performance of the common stock of Dover Corporation based on the daily closing price from January 3, 2003 through May 23, 2008. The closing price on May 23, 2008 was $52.21. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PS–10

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Illinois Tool Works Inc.

According to publicly available information, Illinois Tool Works Inc. is a multinational manufacturer of a diversified range of industrial products and equipment with approximately 825 operations in 52 countries. During 2007, Illinois Tool Works Inc. changed its internal management reporting. These 825 businesses are internally reported as 60 operating segments to senior management. Illinois Tool Works Inc.’s 60 operating segments have been aggregated into the following eight reportable segments for external purposes: Industrial Packaging, Power Systems & Electronics, Transportation, Construction Products, Food Equipment, Decorative Surfaces, Polymers & Fluids, and All Other.

Illinois Tool Works Inc.’s SEC file number is: 001-04797.

Historical Performance of the Common Stock of Illinois Tool Works Inc.

The following graph sets forth the historical performance of the common stock of Illinois Tool Works Inc. based on the daily closing price from January 3, 2003 through May 23, 2008. The closing price on May 23, 2008 was $52.46. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PS–11

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Siemens Aktiengesellschaft

According to publicly available information, Siemens Aktiengesellschaft is a stock corporation under the Federal laws of Germany. During fiscal 2007, Siemens Aktiengesellschaft employed an average of 386,200 people and operates in approximately 190 countries worldwide. In fiscal 2007, it had revenue of €72.448 billion. As a globally operating organization, Siemens Aktiengesellschaft also conducts business with customers in Iran, Sudan, Syria, Cuba and North Korea. The U.S. Department of State designates these countries as state sponsors of terrorism and subjects them to export controls. Siemens Aktiengesellschaft’s activities with customers in these states consist of less than 1% of its sales in fiscal 2007 and do not, in its view, represent either individually or in aggregate a material investment risk. Siemens Aktiengesellschaft actively employs systems and procedures for compliance with applicable export control programs, including those in the United States, the European Union and Germany.

Siemens Aktiengesellschaft’s SEC file number is: 001-15174.

Historical Performance of the ADSs of Siemens Aktiengesellschaft

The following graph sets forth the historical performance of the ADSs of Siemens Aktiengesellschaft based on the daily closing price from January 3, 2003 through May 23, 2008. The closing price on May 23, 2008 was $113.42. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PS–12

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Textron Inc.

According to publicly available information, Textron Inc. is a multi-industry company that leverages its global network of aircraft, industrial and finance businesses to provide customers with innovative solutions and services around the world. Textron Inc. has approximately 44,000 employees in 34 countries. Textron Inc. was founded in 1923 and reincorporated in Delaware on July 31, 1967.

Textron Inc. operates its business through four operating segments. Three of its operating segments represent its manufacturing businesses: Bell, Cessna and Industrial. Textron Inc.’s fourth segment consists of its Finance business.

Textron Inc.’s SEC file number is: 001-05480.

Historical Performance of the Common Stock of Textron Inc.

The following graph sets forth the historical performance of the common stock of Textron Inc. based on the daily closing price from January 3, 2003 through May 23, 2008. The closing price on May 23, 2008 was $60.52. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PS–13

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Tyco International Ltd.

According to publicly available information, Tyco International Ltd. is a provider of electronic security, fire and safety services and products, valves and controls and other industrial products. Tyco International Ltd. reports financial and operating information in the following five segments, effective March 31, 2007: ADT Worldwide, Fire Protection Services, Flow Control, Safety Products and Electrical and Metal.

Tyco International Ltd.’s SEC file number is: 001-13836.

Historical Performance of the Common Stock of Tyco International Ltd

The following graph sets forth the historical performance of the common stock of Tyco International Ltd based on the daily closing price from January 3, 2003 through May 23, 2008. The closing price on May 23, 2008 was $45.03. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PS–14

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

United Technologies Corporation

According to publicly available information, United Technologies Corporation provides high technology products and services to the building systems and aerospace industries worldwide. United Technologies Corporation’s operating units include businesses with operations throughout the world. For 2007, United Technologies Corporation’s commercial and industrial revenues (generated principally by its commercial businesses) were approximately 63 percent of its consolidated revenues, and commercial aerospace and military aerospace revenues were approximately 21 percent and 16 percent, respectively, of its consolidated revenues. Revenues for 2007 from outside the United States, including U.S. export sales, were 62 percent of its total segment revenues.

United Technologies Corporation’s SEC file number is: 001-00812.

Historical Performance of the Common Stock of United Technologies Corporation

The following graph sets forth the historical performance of the common stock of United Technologies Corporation based on the daily closing price from January 3, 2003 through May 23, 2008. The closing price on May 23, 2008 was $70.01. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

PS–15

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $15.00 per $1,000 principal amount Note.

PS–16